FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of September, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F  X          Form 40-F
                                -----                 -----

  (Indicate      by check mark whether the registrant by furnishing the
                 information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes              No  X
                                -----           -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC



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This Form 6-K consists of:

The press release on obtaining approval for the Project of Huaneng Shantou Haimen Power Plant of Huaneng Power International Inc. (the "Registrant"), made by the Registrant in English on September 13, 2006.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                       HUANENG POWER INTERNATIONAL, INC.



                       By /s/ Huang Long
                         ---------------




                       Name:  Huang Long

                       Title: Executive Director



Date:    September 14, 2006

                               [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
          Announces the Project of Huaneng Shantou Haimen Power Plant
                               Obtained Approval

(Beijing, China, September 13, 2006) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announced that the construction project of 2x1,000 MW domestic ultra-supercritical coal-fired generating units (Units 1 and 2) at Huaneng Shantou Haimen Power Plant Phase I has been approved by the National Development and Reform Commission recently.

Huaneng Shantou Haimen Power Plant is situated at Haimen Town, Chaoyang District, Shantou City, Guangdong Province. The project will concurrently install flue gas desulphurization facilities, high-performance electrostatic precipitators and flue-gas continuous emission monitoring systems. Various emission indices at the power plant will satisfy the State's environment protection requirements. After commencement of operation, the power plant will satisfy the power demand for the economic development of Guangdong Province, improve the regional electricity source structure and optimize the distribution of power generation. The total investment amount of the project is estimated to be approximately RMB9.21 billion, 25% of which is equity capital to be funded by the Company and the remaining will be funded by bank loans.

Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 25,057MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in thirteen operating power companies and minority interests in four operating power companies. To date, it is the largest listed power producer in China.


                                    ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                  Ms. Sally Wong / Ms. Janet Lee
Huaneng Power International, Inc.             Rikes Communications Limited
Tel: (8610) 6649 1856 / 1866                  Tel: (852) 2520 2201
Fax: (8610) 6649 1860                         Fax:(852) 2520 2241
Email: ir@hpi.com.cn